Jason Industries, Inc.

411 East Wisconsin Avenue, Suite 2100

Milwaukee, Wisconsin 53202

July 24, 2014

Via EDGAR

Mr. Ernest Greene

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Jason Industries, Inc.
Item 4.01 Form 8-K
Filed July 7, 2014
File No. 1-36051

Dear Mr. Greene:

On behalf of Jason Industries, Inc., a Delaware corporation, (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Current Report on Form 8-K of the Company, filed on July 7, 2014 (the “Current Report”).

Amendment No. 1 reflects certain revisions to the Current Report in response to the comment letter to Mr. Stephen Cripe, the Chief Financial Officer of the Company, dated July 15, 2014, from the staff of the Commission (the “Staff”). The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses.

1.	Comment: You indicated that Rothstein Kass was informed that it “will” be dismissed as independent accountant following consummation of the Business Combination. Please amend your filing to specifically state that the former accountant was dismissed and disclose the date as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the accountant will be dismissed as independent accountant following consummation of the Business Combination.

Response: The Company has amended its Current Report to specifically state that the former accountant was dismissed and the date of the dismissal.

2.	Comment: You indicated that during the period from May 31, 2013 (inception) to March 31, 2014, there were no disagreements between you and Rothstein Kass. Please amend your filing to state, if true, that in connection with the audit of your financial statements for the fiscal year ended December 31, 2013, and in the subsequent interim period through the date of the dismissal of the former accountant, there were no disagreements with Rothstein Kass on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Describe each such disagreement as applicable in accordance with Item 304(a)(1)(iv) of Regulation S-K.

Response: The Company has amended its Current Report to state that in connection with the audit of the Company’s financial statements for the fiscal year ended December 31, 2013, and in the subsequent interim period through the date of the dismissal of Rothstein Kass, there were no disagreements with Rothstein Kass on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

3.	Comment: To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response: The Company has filed an updated Exhibit 16 letter.

4.	Comment: You indicate that your board of directors approved the change of accountants to PwC. If PwC has been engaged as your new auditor, please amend your filing to disclose the specific date that PwC was engaged. Otherwise, when you officially engage PwC, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Response: The Company will file a new current report on Form 8-K to report the engagement of PwC and will comply with requirements of Item 304(a)(2) of Regulation S-K.

In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (414) 277-2110.

Sincerely,

/s/ Stephen L. Cripe
Name: Stephen L. Cripe
Title: Chief Financial Officer

cc:	Christian O. Nagler
Kirkland & Ellis LLP